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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70117

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Nest Investments BD LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Ash Street, Suite 300
(No. and Street)

Conshohocken   PA   19428
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Garry Cuccia (732) 713-9607
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller, LLP Certified Public Accountants
            (Name – if individual, state last, first, middle name)

100 Witmer Road, Suite 350   Horsham   PA   19044
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✔ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Michael Church _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Nest Investments BD LLC _____, as

of __March 5_____, 20 21____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Jennifer Laster
NOTARY PUBLIC
Philadelphia City, Philadelphia County
My Commission Expires 08/28/2021

Jennifer Las
Notary Public

MAU
Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nest Investments BD LLC
Financial Statements and Supplementary Information
December 31, 2020

Nest Investments BD LLC
Table of Contents
December 31, 2020



Kreischer Miller LLP, Certified Public Accountants
100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

PEOPLE | IDEAS | SOLUTIONS

Report of Independent Registered Public Accounting Firm

To the Member of
Nest Investments BD, LLC (A wholly-owned
   subsidiary of Nest Investments LLC)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nest Investments BD, LLC (A wholly-owned subsidiary of Nest Investments LLC) as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nest Investments BD, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nest Investments BD, LLC's management. Our responsibility is to express an opinion on Nest Investments BD, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nest Investments BD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

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Kreischer Miller LLP, Certified Public Accountants, is an affiliate of Kreischer Miller | Member of the Leading Edge Alliance

Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) of the Securities and Exchange Commission; and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Nest Investments BD, LLC's financial statements. The supplemental information is the responsibility of Nest Investments BD, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Nest Investments BD, LLC's auditor since 2019.

Kreischer Miller

Horsham, Pennsylvania
March 5, 2021

NEST INVESTMENTS BD LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$ 154,981
Receivable from clearing broker, net	2,344
Deposit with clearing broker	50,000
Commissions receivable	31,116
Lease - right of use	47,221
Prepaid expenses	15,585
TOTAL ASSETS	**$ 301,247**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$113,746
Due to parent	46,198
Lease liability	47,221
TOTAL LIABILITIES	**207,165**
MEMBER'S EQUITY	**94,082**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 301,247**

See accompanying notes to the financial statements.

NEST INVESTMENTS BD LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES		
Commission	$	524,652
Interest income		2,941
Other revenue		4,775
TOTAL REVENUES		532,368
EXPENSES		
Bank networking compensation		233,335
Professional fees		69,075
Salaries and benefits		55,144
Brokerage and clearance fees		67,880
Regulatory fees		18,907
Insurance and licensing fees		12,662
Technology		9,610
Other expense		11,032
Occupancy		3,883
TOTAL EXPENSES		481,528
NET INCOME	$	50,840

See accompanying notes to the financial statements.

NEST INVESTMENTS BD LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Beginning Member's equity, December 31, 2019	$	31,242
Capital contributions		12,000
Net income		50,840
Ending Member's equity, December 31, 2020	$	94,082

See accompanying notes to the financial statements.

NEST INVESTMENTS BD LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

OPERATING ACTIVITIES		
Net income	$	50,840
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in operating assets:		
Deposits with clearing brokers		(17,740)
Commission receivable		(6,259)
Receivable from clearing broker, net		(5,428)
Prepaid expenses		(252)
Increase (decrease) in operating liabilities:		
Accounts payable		60,687
Due to parent		46,198
Accrued expenses		(907)
TOTAL ADJUSTMENTS		76,299
NET CASH PROVIDED BY OPERATING ACTIVITIES		127,139
FINANCING ACTIVITIES		
Capital Contributions		12,000
NET INCREASE IN CASH		139,139
CASH - BEGINNING OF YEAR		15,842
CASH - END OF YEAR	$	154,981

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Nest Investments BD LLC entered into a sublease with Nest Investments LLC, which resulted in the recording of a right of use asset of $47,221 with a corresponding lease liability of $47,221.

See accompanying notes to the financial statements.

1) <u>Nature of Business</u>

Nest Investments BD, LLC (the Company) is a registered introducing broker-dealer with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). The Company commenced operations on April 25, 2018 and was approved by FINRA on October 12, 2018.

The Company is a wholly-owned subsidiary of Nest Investments LLC (the Parent). The Parent is affiliated with the Company and is a registered investment advisor with the SEC pursuant to the Investment Advisors Act of 1940. The Parent intends to provide capital infusions to satisfy the net capital requirements.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. The Company executes and clears its customer securities transactions on a fully disclosed basis with a clearing broker, RBC Correspondent Services. The clearing broker carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

The Company, like other broker-dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, and changes in interest rates and securities brokerage services, all which have an impact on the Company's liquidity.

2) <u>Significant Accounting Policies</u>

Basis of Presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates in the Presentation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts certain reported amounts and disclosures. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

2) Significant Accounting Policies, Continued

Revenue Recognition, Continued

The core principle in the revenue recognition guidance is that the company recognizes revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services.   In order to apply this core principle, the Company applies the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

Revenue from contracts with customers includes commission, interest and other income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Revenue

Commission revenue represents sales commissions generated by registered representatives for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the agent for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the clearing broker and product sponsors. Registered representatives assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a net basis.

2) Significant Accounting Policies, Continued

Revenue Recognition, Continued

The Company generates two types of commission revenue: sales-based commission and trailing revenue. Sales-based commission revenue is recognized at the point of sale on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying security is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to or from the customer. Trailing commissions are paid monthly in arrears. Sales-based commission revenue varies by investment product and can be based on a percentage of an investment product's current market value, value per share, the number of shares purchased, a flat dollar amount or other factors at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets. As it relates to trailing commissions, the Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known. Trailing commission revenue is received on a monthly and quarterly basis and is accrued and recognized as income when amounts are determinable.

The following table presents commission revenue disaggregated for the year ended December 31, 2020:

Sales-based	$ 288,215
Trailing	236,437
	$ 524,652

The opening balance related to commission revenue receivable was $24,857 at December 31, 2019.

Interest Income

Securities transactions are recorded on a trade date basis. Interest income primarily consist of money market rebates and interest on credit inventory balances. Under the agreement with the clearing broker, the Company earns a monthly money market rebate calculated on the average daily balance in certain bank deposit sweep vehicles. The rebate rate earned is 45 basis points of the Effective Federal Funds rate divided by 2%, up to a maximum of 60 basis points. In addition, the Company earns interest on the net credit inventory balances held by the clearing broker, which is based on the Effective Federal Funds rate.

Interest income is recorded as earned, over time, and is paid monthly in arrears.

Other Revenue

Other revenue consists of amounts received for customer account fees, which are recognized as revenue when customers are charged the fee for service previously performed. At December 31, 2020, there was a reserve recorded against this revenue of $2,925.

2) Significant Accounting Policies, Continued

Other Expense

For the year ended December 31, 2020, other operating expenses were $11,032, which consist of $1,208 for taxes and licenses, $515 for telecommunication expenses and $9,309 of general office expenses.

Operating Leases

Effective October 1, 2020 the Company implemented FASB accounting rule, ASC 842. ASC 842 requires that all leases other than short-term leases (less than 12 months in duration) are recorded on the balance sheet with a right-of-use asset as an offsetting liability.

2) Deposit and Receivable from Clearing Broker

The Company has $50,000 on deposit with its clearing broker to secure the clearing agreement. At December 31, 2020, the amount due from the clearing broker was $2,344 and represents amounts due for completed transactions.

3) Bank Networking Agreement

The Company has an agreement with OceanFirst Bank NA (OceanFirst) to provide OceanFirst customers with certain brokerage services. The Company compensates OceanFirst for these brokerage services provided. Compensation paid to OceanFirst under this agreement is equal to 50 percent of the fees received net of clearing costs, which is calculated on a quarterly basis. For the year ended December 31, 2020, compensation paid was $233,335. At December 31, 2020, $110,484 is due to OceanFirst for the fourth quarter and is recorded in accounts payable in the accompanying statement of financial condition.

4) Related Party Transactions

The Company has an agreement with the Parent, to share personnel and other general and administrative costs. Costs allocated to the Company, by the Parent were $62,140 and are included in the statement of operations for the year ended December 31, 2020. Of the $62,140, a total of $55,144 was for employee compensation and benefits and $6,996 was for other operating expenses that include telecommunications, insurance and legal and professional services.

The Company had an agreement with Addison Capital Inc. (Addison) to share space and other administrative costs, which was terminated in January 2020. Costs allocated to the Company were $423 and are included in the statement of operations for the year ended December 31, 2020. Costs included computer software and support and rent.

The Parent and Company are under common control. Addison is owned by one of the Members of the Parent. In addition, OceanFirst is a minority owner of the Parent.

5) Income Tax

FASB ASC 740, Income Taxes, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

The Company is not a taxable entity for federal and state income tax purposes. Accordingly, the Company reports its share of income or loss on the Parent's federal and state tax return. As of December 31, 2020, the 2018-2020 tax years are subject to examination by the Internal Revenue Service and generally to state examination. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on management's assessment of many factors, including past experience and complex judgments about future events, management does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

6) Leases

The Company implemented Financial Accounting Standards Board's Accounting Standards Update (ASU) 842 — in 2020. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements. In October 2020, the Parent entered into a 7-year lease for the headquarters in Conshohocken, Pennsylvania. The Company entered into a sublease agreement with the Parent for 5% of the lease and the financial statements reflect the sublease. The lease expires in February 2028.

Lease liabilities are recognized at the present value of the fixed lease payments using the annual interest rate stated in the agreement. Right of use assets are recognized based on the amortized initial present value of the fixed lease payments.

Rent expense totaled $3,883 for the year ended December 31, 2020.

Future minimum rental payments under non-cancelable operating leases as of December 31, 2020 are as follows:

Year	Amount
2021	$ 8,353
2022	$ 8,562
2023	$ 8,776
2024	$ 8,995
2025	$ 9,220
Thereafter	$ 19,880
Less discount to present value	$ (16,565)
	$ 47,221

7) Net Capital and Reserve Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $78,178, which was $67,515 in excess of its required net capital of $10,663. The Company's ratio of aggregate indebtedness to net capital was 204.59%.

The operation of the Company does not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Company is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(ii) of such Rule.

8) Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents and amounts receivable from and deposits with the clearing broker. The Company principally utilizes banks and the clearing broker to maintain its operating cash accounts and temporary cash investments. At certain times, such balances may be in excess of the FDIC and SIPC insurance limits. The Company provides services to its customers under contractual arrangements. The Company records reserves at levels considered by management to be adequate to absorb estimates of probable future losses (uncollectable accounts) existing at the statement of financial condition date. These reserves are based on estimates, and ultimate losses may differ from these estimates. At December 31, 2020, there was a reserve for uncollectable receivables of $2,925.

The Company is engaged in various trading and brokerage activities in which its counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

9) Contingencies

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for the losses that result from counterparties' failure to fulfill its contractual obligations. The contract with the clearing broker expires on August 7, 2021 and includes an early termination fee of $5,000 a month for the remaining months of the contract, should the agreement be terminated prior to expiration.

In the normal course of business, the Company may indemnify and guarantee certain service providers, such as the clearing broker, against potential losses in connection with their acting as agent or, providing services to the Company. The maximum potential amount of future payments that the Company may be required to make under these indemnifications cannot be reasonably estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the accompanying financial statements for these indemnifications.

8) Subsequent Events

The Company has evaluated subsequent events through March 5, 2021, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

NEST INVESTMENTS BD LLC
SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

Net Capital		
Total member's equity	$	94,082
Nonallowable assets		
Prepaid expenses		15,585
Commission receivable		319
		15,904
Net capital	$	78,178
Total aggregate indebtedness	$	159,944
Computation of basic net capital requirement		
Net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	10,663
Excess net capital	$	67,515
Percentage of aggregate indebtedness to net capital		204.59 %

The net capital computed above and the Company's computation of net capital on its December 31, 2020 FOCUS Report - Part IIA agree. As a result, no reconciliation is necessary.

Nest Investments BD, LLC
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of
the Securities and Exchange Commission
as of December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

Nest Investments BD, LLC
Information Relating to the Possession or Control Requirements Under Rule
15c3-3 of the Securities and Exchange Commission
as of December 31, 2020

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. This allows the Company to claim an exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii).


Report of Independent Registered Public Accounting Firm

To the Member of
Nest Investments BD, LLC (A wholly-owned
    subsidiary of Nest Investments LLC)

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Nest Investments BD, LLC (a wholly-owned subsidiary of Nest Investments LLC) identified the following provisions of 17 C.F.R. §15c3-3(k) under which Nest Investments BD, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Nest Investments BD, LLC stated that Nest Investments BD, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2020, without exception. Nest Investments BD, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nest Investments BD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kreischer Miller

Horsham, Pennsylvania
March 5, 2021

Audit & Accounting | Tax Strategies | Business Advisory | Technology Solutions | Human Capital Resources

Kreischer Miller LLP, Certified Public Accountants, is an affiliate of Kreischer Miller | Member of the Leading Edge Alliance



888-345-2163
MYBANKNESTEGG.COM
20 ASH STREET, SUITE 300
CONSHOHOCKEN, PA 19428

Statement pursuant to Securities and Exchange Act of 1934 Rule 17a-5

Nest Investments BD LLC clears all customer transactions through another broker-dealer on a fully disclosed basis pursuant to SEC Rule 15c3-3(k)(2)(ii) ("the Rule").

Nest Investments BD LLC met the identified exemption provisions provided under section k(2)(ii) of the Rule for the year January 1, 2020 to December 31, 2020 without exception.

Signed:

_____

Michael Church

Chief Executive Officer